Exhibit 99.21

Enthusiast Gaming Adds Two Major Global Esports
Communities to its Advertising Platform

400 Million Annual Combined Pageviews Represents a 5% Increase in

Total Views

TORONTO, ONTARIO, April 23, 2020– Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming” or the “Company”) (TSX: EGLX)(OTCQB: ENGMF)(FSE: 2AV) is excited to announce it has entered into exclusive advertising representation agreements with Smash.gg (“Smash”), a leading esports platform and largest grassroots, community driven events company, and Checkmate Gaming (“CMG”), a leading source for competitive online ladders, tournaments and challenges within the gaming community. Enthusiast Gaming will leverage the size of its platform and partnerships with brands and advertisers to better monetize the Smash and CMG audiences.

The Smash platform provides infrastructure and logistics for tournament organizers to provide the best player experience for their communities, and CMG provides competitive tournaments for all gamers to play individually or as a group. Together, these platforms power thousands of online esports events every year.

The addition of Smash and CMG adds two new communities with over 400 million combined annual pageviews to Enthusiast Gaming’s media platform and increases total views by 5% across its network of 100 websites and 900 YouTube channels. Both Smash and CMG have community centric approaches which aligns with Enthusiast Gaming’s mission to build the largest platform of communities for gaming and esports fans. These leading competitive esports platforms continue to strengthen the Company’s diverse network of assets and add a significant war chest of infrastructure to Enthusiast Gaming’s entertainment division, EG Live, and esports division, Luminosity Gaming.

Menashe Kestenbaum, President of Enthusiast Gaming commented, “The addition of Smash and CMG adds two substantial esports platforms to our diverse network of leading communities across all aspects of the gaming industry. Both companies have unique, player focused esports engines that empower all gamers to engage and play competitive esports matches and tournaments within the community. Adding two of the largest grassroots esports tournament organizers provides a number of key synergies across our media, esports and entertainment divisions and provides a platform for our communities to connect and interact with each other. We look forward to partnering with Smash and CMG as we continue to grow.”

Smash.gg – largest grassroots esports tournament organizer

The Smash platform is actively used by around 6,000 esports tournament organizers, both online and offline. Some of the largest esports tournaments globally, including EVO and Genesis, use the platform because it is the only platform able to logistically support and streamline tournaments with significant global participation and brackets. 3000-6000 participant tournaments are typical on the Smash platform.

The Smash platform also supports a number of significant community initiatives and some of these include: Microsoft retail stores “Intel Game Night” saw over 30,000 participants across the U.S. supported by the platform; Bandi Namco increased the scale and scope of the Tekken “Dojo” amateur league from 12 events (2018) to 1,250 events (2019) after transitioning the initiative to the Smash platform; the Mixer Matchup Race at E3 2019 had over 3,000 players compete in a unique tournament format that used game APIs to track in game stats.

Checkmate Gaming – leading source for online competitive gaming tournaments

CMG comprehensive platform includes a full set of advanced features and offers gamers the chance to earn cash prizes by competing in various matches and tournaments covering the most popular esport titles and is accessible from various gaming platforms. The platform offers a variety of services including free entry and pay to enter tournaments, guaranteed promotions, daily challenges, cash payouts, 24/7 customer support, and many other services.

CMG delivers premium gaming content, giving players the best and most fair gaming experience possible. To date, almost 7 million online esports events have been played and over $70 million in prize money has been paid to the CMG community, proving its dedication to the gaming community, putting the gamers needs first and providing unparalleled, fair, gaming experiences.

About Enthusiast Gaming

Enthusiast Gaming (TSX: EGLX)(OTCQB: ENGMF)(FSE: 2AV) is building the world’s largest platform of communities for gamers and esports fans. Already the largest gaming platform in North America and the United Kingdom, the Company’s business is comprised of three main pillars: Media, Entertainment and Esports. Enthusiast Gaming’s digital media platform includes approximately 100 gaming related websites and 900 YouTube channels which collectively reach 160 million visitors monthly. The Media platform generates over 30 billion ad requests and nearly a billion views per month. Enthusiast’s esports division, Luminosity Gaming, is a leading global esports franchise that consists of 7 professional esports teams under ownership and management, including the Vancouver Titans Overwatch team and the Seattle Surge Call of Duty team. Collectively, the integrated ecosystem reaches over 200 million gaming enthusiasts on a monthly basis. Enthusiast Gaming’s entertainment division, EG Live, owns and operates Canada’s largest gaming expo, Enthusiast Gaming Live Expo, EGLX, (eglx.com) and the largest mobile gaming event in Europe, Pocket Gamer Connects (www.pgconnects.com). For more information on the Company visit  www.enthusiastgaming.com. For more information on Luminosity Gaming visit luminosity.gg.

For further information: Enthusiast Gaming Contact: Alex Macdonald, CFO, 416.623.9326

INVESTOR RELATIONS CONTACT:

Julia Becker

Head, Investor Relations & Marketing

(604) 785-0850

jbecker@enthusiastgaming.com

This news release contains certain statements that may constitute forward-looking information under applicable securities laws. All statements, other than those of historical fact, which address activities, events, outcomes, results, developments, performance or achievements that Enthusiast anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. Such information may involve, but is not limited to, comments with respect to strategies, expectations, planned operations and future actions of the Company. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or statements formed in the future tense or indicating that certain actions, events or results “may”, “could”, “would”, “might” or “will” (or other variations of the forgoing) be taken, occur, be achieved, or come to pass. Forward-looking information is based on currently available competitive, financial and economic data and operating plans, strategies or beliefs as of the date of this news release, but involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements of Enthusiast to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors may be based on information currently available to Enthusiast, including information obtained from third-party industry analysts and other third-party sources, and are based on management’s current expectations or beliefs regarding future growth, results of operations, future capital (including the amount, nature and sources of funding thereof) and expenditures. Any and all forward-looking information contained in this press release is expressly qualified by this cautionary statement. Trading in the securities of the Company should be considered highly speculative.

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.